2-1-08

Form 6-K

02012165

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of February 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Business Systems Administration Group

Date: February 22, 2002

[Translation]

February 22, 2002

Name of Company listed: Kyocera Corporation

Name of Representative: Yasuo Nishiguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry: Hideki Ishida
Managing Director
General Manger of Business Systems Administration Group
(Tel: 075-604-3500)

Revision of Forecast of Consolidated Financial Results for the Complete Fiscal Year ending March 2002

This is to advise you that the forecast of consolidated financial results for the complete fiscal year ending March 2002 (from April 1, 2001 to March 31, 2002), which was published on November 8, 2001, is revised as set forth below, taking into consideration the recent performance of the Company:

1. Revision of forecast of consolidated financial results for annual period (April 1, 2001 to March 31, 2002)

(in millions of yen)

	Net Sales	Profit from Operations	Income before Income Taxes	Net Income
Forecast previously published (A)	1,050,000	68,500	70,500	38,500
Revision made (B)	1,025,000	50,000	50,000	27,500
Amount of increase or decrease (B - A)	-25,000	-18,500	-20,500	-11,000
Ratio of increase or decrease (%)	-2.4	-27.0	-29.1	-28.6
(c.f.) Result for previous fiscal year (Annual Period ended March 31, 2001)	1,285,053	207,200	400,222	219,529
Ratio of increase or decrease compared to previous fiscal year (%)	-20.2	-75.9	-87.5	-87.5

* Income before income taxes (400,222 million yen) and net income (219,529 million yen) for the previous fiscal year included income from an increase in equity interest resulting in connection with the merger of KDDI Corporation in October 2000 in the amount of 174.1 billion yen and 98.2 billion yen, respectively, which are not recurring.

2. Reason for Revision

Manufacturing activities in the electronics industry worldwide continue to be stagnant, and a further decline in the price of components is taking place, which is of greater severity even than at the time of release of the previous forecast. In addition, demand for mobile handsets in the United States has been slow since the beginning of this year. As a result, consolidated net sales for the entire fiscal year are expected to fall below the previous forecast by 25 billion yen.

With respect to income, in addition to the reasons set forth above, the Company expects an approximately 5 billion yen evaluation loss on shares held by it (mainly shares of financial institutions) due to sluggish domestic stock market conditions. The Company expects that income before income taxes and net income for the entire fiscal year, both on a consolidated basis, will fall below the previous forecast by 20.5 billion yen and 11 billion yen, respectively.

While the Company expects that the severe business environment will continue, the Company will make efforts to improve the performance of the group companies as a whole. Especially in connection with the components business, efforts will focus on structural reform of manufacturing activities and development of new products, including enhancement of manufacturing in China. In connection with the equipment business, the Company will make its best efforts to increase sales and improve its profitability, principally in the telecommunications equipment and information equipment businesses.

Note: With respect to the forecast set forth hereinabove, please refer to the information regarding forward looking statements on page 5 of this release.

[Translation]

February 22, 2002

Name of Company listed: Kyocera Corporation

Name of Representative: Yasuo Nishiguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry: Hideki Ishida
Managing Director
General Manger of Business Systems Administration Group
(Tel: 075-604-3500)

Revision of Forecast of Non-Consolidated Financial Results for the Complete Fiscal Year ending March 2002

This is to advise you that the forecast of non-consolidated financial results for the complete fiscal year ending March 2002 (from April 1, 2001 to March 31, 2002), which was published on November 8, 2001, is revised as set forth below, taking into consideration the recent performance of the Company:

2. Revision of forecast of non-consolidated financial results for annual period
   (April 1, 2001 to March 31, 2002)

(in millions of yen)

	Net Sales	Profit from Operations	Recurring Profit	Net Income
Forecast previously published (A)	514,000	38,000	51,000	31,900
Revision made (B)	497,000	33,000	51,000	30,000
Amount of increase or decrease (B - A)	-17,000	-5,000	0	-1,900
Ratio of increase or decrease (%)	-3.3	-13.2	-	-6.0
(c.f.) Result for previous fiscal year (Annual Period ended March 31, 2001)	652,510	92,431	114,500	31,398
Ratio of increase or decrease compared to previous fiscal year (%)	-23.8	-64.3	-55.5	-4.5

2. Reason for Revision

Manufacturing activities in the electronics industry worldwide continue to be stagnant, and a further decline in the price of components is taking place, which is of greater severity even than at the time of release of the previous forecast. As a result, non-consolidated net sales for the entire fiscal year are expected to fall below the previous forecast by 17 billion yen.

With respect to income, in addition to the reasons set forth above, the Company expects an approximately 4 billion yen evaluation loss on shares held by it (mainly shares of financial institutions) due to sluggish domestic stock market conditions. The Company expects that net income for the entire fiscal year on a non-consolidated basis will fall below the previous forecast by 1.9 billion yen.

While the Company expects that the severe business environment will continue, the Company will make efforts to improve its performance. Especially in connection with the components business, efforts will focus on structural reform of manufacturing activities and development of new products, including enhancement of manufacturing in China. In connection with the equipment business, the Company will make its best efforts to increase sales and improve its profitability, principally in the telecommunications equipment and information equipment businesses.

Note: With respect to the forecast set forth hereinabove, please refer to the information regarding forward looking statements on page 5 of this release.

Forward Looking Statement

The Company's forecast of sales and profits set forth in this document are based on a series of projections and estimates regarding the economies of Japan and various other countries, including estimates and projections concerning the fine ceramics group, electronic device group, equipment group and others, with which the Company and its group companies are engaged in their business activities and the fluctuation in the exchange rates between various currencies (particularly, between the Japanese yen and the United Sates dollar and Euro) and other factors affecting the performance of the Company, which are made based on the information available to the Company as of the date of this document. These projections and estimates will be affected by various uncertain factors, including market performance, the impact of competition, the introduction and success of new products and services and market conditions around the world for the information and communication related industries. Therefore, the reader should note that the actual results of sales and profits may very significantly from the projected sales and profits as set forth in this document.